DRDGOLD Limited

299 Pendoring Avenue

Randburg, 2195

South Africa

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mellissa Campbell Duru

RE:	DRDGOLD Limited
Application for Qualification of Trust Indenture on Form T-3
Filed June 16, 2006
File No. 22-28811

VIA EDGAR SUBMISSION

Dated July 24, 2006

As requested in the letter dated July 14, 2006 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Application for Qualification of Trust Indenture on Form T-3, filed on June 16, 2006 (the “Application”) by DRDGOLD Limited (the “Company”), the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Application effective, it does not foreclose the Commission from taking any action with respect to the Application;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Application effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Application; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DRDGOLD Limited

By:	/s/ John Sayers
Name:	John Sayers
Title:	Chief Financial Officer

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